                                                                        EX 12.1

                   Norcal Waste Systems, Inc. and Subsidiaries
      (wholly owned by Norcal Waste Systems, Inc. Employee Stock Ownership
        Plan and Trust) Calculation of Ratio of Earnings to Fixed Charges
                          (In Thousands Except Ratios)
                                   (Unaudited)

                                                           Year Ended September 30
                                                           -----------------------                                   Six Months
                                                                                          Year Ended    Six Months      Ended
                                                                                         September 30,     Ended      March 31,
                                                                                           1995 Pro      March 31,    1996 Pro
                                            1991      1992      1993      1994     1995    Forma(c)       1996        Forma(c)
                                            ----      ----      ----      ----     ----  -------------  ----------   ----------
Fixed Charges:
 Interest expense on debt (a)             30,666    28,958    23,900    20,920   19,909     24,397        11,479       12,532
 Interest on portion of rentals (b)          826       460       515       504      506        506           384          384
 Capitalized interest                        149

         Total fixed charges              31,641    29,418    24,415    21,424   20,415     24,903        11,863       12,916


Earnings:
 Income (loss) before income
 taxes and cumulative effects of
 changes in accounting principles
  and extraordinary items                (61,043)  (39,398)   19,588     8,859   17,095     12,648        (2,653)      (3,706)

 Add: total adjusted fixed charges        31,492    29,418    24,415    21,424   20,415    24, 903        11,863       12,916


         Total Earnings                  (29,551)   (9,980)   44,003    30,283   37,510     37,551         9,210        9,210


Ratio of earnings to fixed charges          (.93)     (.34)      1.8       1.4      1.8        1.5           0.8          0.7


Deficiency (Redundancy)                  (61,043)  (39,398)   19,588     8,859   17,095     12,648        (2,653)      (3,706)

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(a)  In addition, the Company guaranteed certain obligations of a less than 50%
     owned entity in the amount of $2.3 million as of March 31, 1996. The less than 50% owned entity incurred approximately $56,000 of interest expense on these obligations in the six months ended March 31, 1996. This amount was not included in the calculation of the ratio of earnings to fixed charges as the Company has not been required to honor the guarantees and does not expect to be required to do so.

(b) Interest portion of rentals is assumed to equal 33% of operating lease and rental expense for the period.

(c) Data presented give effect to the Refinancing (as defined) and assume (i) the Refinancing was consummated at the beginning of the fiscal year 1995 and 1996, respectively, (ii) the Notes (as defined) were outstanding during the fiscal year 1995 and the six month period ended March 31, 1996, and interest accrued thereon at a rate of 12.5% per annum, (iii) indebtedness outstanding as of September 30, 1995, after giving pro forma effect to the Refinancing, was outstanding for the fiscal year 1995 and six month period ended March 31, 1996, and (iv) an estimated $950 in amortization of deferred financing costs incurred in connection with the Refinancing for fiscal year 1995 and a corresponding $638 for the six month period ended March 31, 1996.

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